November 13, 1998


Forum Capital Markets LLC
53 Forest Avenue
Old Greenwich, CT  06870
Attention:  Mr. C. Keith Hartley

Pecks Management Partners Ltd.
100 Rockefeller Plaza, Suite 900
New York, NY  10020
Attention:  Mr. Arthur Berry

Dear Sirs:

        This letter sets forth our agreement in respect of the purchase by Forum Capital Markets, LLC ("Forum") and Pecks Management Partners Ltd. ("Pecks"; Forum and Pecks collectively, the "Lender") of the loan made by Silicon Valley Bank to Hybridon, Inc. ("Hybridon") pursuant to the Loan and Security Agreement dated December 31, 1996, as amended (the "Loan"). The terms of the purchase of the Loan are as follows:

1.      The Lender will purchase the Loan as soon as practicable.

2. The Lender will lend an additional amount to Hybridon as soon as practicable so that the outstanding principal amount of the Loan is increased to $6,000,000.

3.      The terms of the Loan will be amended as follows:

        (a)    Maturity:  November 30, 2003.

        (b)    Interest Rate:  8% for the term of the Loan.

        (c)    Amortization:   Interest  is  payable  monthly  in  arrears;  the
               principal is due in full at maturity of the Loan.

        (d) Conversion: The Loan will be convertible, at the Lender's option, in whole or in part, into shares of common stock, par value $.001 per share, of Hybridon ("Common Stock") at a rate equal to the mid-point between the bid and ask price on the date of closing of the purchase of the Loan.

        (e) Covenants: The threshold of the Minimum Liquidity covenant will be reduced from $4,000,000 to $2,000,000.






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Forum Capital Markets, LLC
Pecks Management Partners, Ltd.
November 13, 1998
Page 2

        (f) Prepayment: The Loan may not be prepaid, in whole or in part, at any time prior to December 1, 2000.

4.      The other terms of the Loan will remain unchanged.

5. Forum will receive a fee of $400,000, which will be reinvested by Forum by purchasing from Hybridon either (a) shares of Hybridon stock (either Common Stock or Preferred Stock) and accompanying warrants on the same terms as are sold to investors in Hybridon's next equity offering to occur after the date of this letter (the "Placement Price") or (b) if no equity offering is consummated prior to May 1, 1999, 160,000 shares of Hybridon Common Stock and warrants to purchase an additional 40,000 shares of Hybridon Stock at $3.00 per share. In addition, Forum will receive warrants exercisable until maturity of the Loan to purchase $400,000 of shares of Common Stock priced at the Placement Price, or if no equity offering is consummated prior to May 1, 1999, at $3.00 per share. These shares and warrants will be issued as soon as practicable following satisfaction of Section 4.10 of the Indenture dated as of March 26, 1997, governing Hybridon's 9% Convertible Subordinated Notes due 2004.

        If this letter correctly sets forth our agreement, please so acknowledge by signing in the space indicated below and returning a copy of this letter to the undersigned by telecopier. Counterparts are, of course, acceptable.

                                    Very truly yours,

                                    HYBRIDON, INC.


                                    By:     /s/ E. A. Grinstead  III
                                           -----------------------------------
                                           Name:  E. Andrews Grinstead  III
                                           Title:  President, CEO and Chairman


AGREED AND ACCEPTED                         AGREED AND ACCEPTED
as of November 16, 1998:                    as of November 16, 1998:

FORUM CAPITAL MARKETS, LLC                  PECKS MANAGEMENT PARTNERS
                                            LTD.

By:     /s/ C. Keith Hartley                 By:   /s/ Arthur W. Berry
        ------------------------------             ---------------------------
        Name: C. Keith Hartley                     Name:  Arthur W. Berry
        Title: Senior Managing Partner             Title: Chairman